# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ceragon Networks Ltd, CIK 0001119769
CUSIP: M22013102
Title of class of securities: Ordinary Shares, Par Value NIS 0.01
Address of issuer's principal executive offices: 3 Uri Ariav Street, Rosh HaAyin, Israel (L3), 4810002
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-071244
Filed by CIK 0002026830

## Reporting persons
- Zisapel Michael: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; sole voting power 3,001,845; shared voting power 18,717; sole dispositive power 3,001,845; shared dispositive power 18,717; aggregate amount beneficially owned 1,510,281 (1.77% of the class)
  Comment: (1) Mr. Zisapel has sole voting and dispositive power over 3,001,845 Ordinary Shares mutually held by the Reporting Persons in security bank accounts, and has shared voting and dispositive power over an aggregate of 18,717 Ordinary Shares held by RAD Data Communication LTD., an Israeli company (RAD), in which Mr. Zisapel owns a 12% interest.
  
  (2) Mr. Zisapel beneficially owns 1,510,281 Ordinary Shares of the Issuer, consisting of (i) 1,500,923 Ordinary Shares held directly by Mr. Zisapel, and (ii) 2,246 Ordinary Shares that are held indirectly by Mr. Zisapel through his 12% ownership in RAD.
- Klil Zisapel: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; sole voting power 3,001,845; shared voting power 18,717; sole dispositive power 3,001,845; shared dispositive power 18,717; aggregate amount beneficially owned 1,510,281 (1.77% of the class)
  Comment: (1) Ms. Zisapel has sole voting and dispositive power over 3,001,845 Ordinary Shares mutually held by the Reporting Persons in security bank accounts, and has shared voting and dispositive power over an aggregate of 18,717 Ordinary Shares held by RAD Data Communication LTD., an Israeli company (RAD), in which Ms. Zisapel owns a 12% interest.
  
  (2) Ms. Zisapel beneficially owns 1,510,281 Ordinary Shares of the Issuer, consisting of (i) 1,500,923 Ordinary Shares held directly by Ms. Zisapel, and (ii) 2,246 Ordinary Shares that are held indirectly by Ms. Zisapel through his 12% ownership in RAD.

## Item 1. Issuer
Name of issuer: Ceragon Networks Ltd
Address of issuer's principal executive offices: 3 Uri Ariav Street, Rosh HaAyin, Israel, 4810002

## Item 2. Person Filing
Name of person filing:
1. Michael Zisapel
2. Klil Zisapel
Address of principal business office or, if none, residence: 24 Raoul Wallenberg Street, Building C, Tel Aviv 6971920 Israel
Citizenship: Israeli

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) to (c) is set forth in Rows (5) to (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages set forth in Row (11) of the cover page for each Reporting Person and elsewhere in this Schedule 13G are based on the 85,640,591 Ordinary Shares issued and outstanding as of April 16, 2024, based upon the Form 6-K of the Issuer, filed with the Securities and Exchange Commission on April 18, 2024.
Percent of class: See above

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Zisapel Michael: /s/ Michael Zisapel, Michael Zisapel (02/15/2025)
- Klil Zisapel: /s/ Klil Zisapel, Klil Zisapel (02/15/2025)